Exhibit 21.1

Subsidiaries of the Registrant
Active subsidiaries as of December 31, 2022:

Company Name	Jurisdiction of Organization
Shoals Parent LLC	Delaware
Shoals Intermediate Holdings LLC	Delaware
Shoals Holdings LLC	Delaware
Shoals Technologies, LLC	Alabama
Shoals Technologies Group, LLC	Tennessee
Solon, LLC	Tennessee
Shoals Connect LLC	Delaware
Shoals International LLC	Delaware
Shoals Energy Spain, S.L.	Spain